Mail Stop 3010

August 17, 2009

VIA USMAIL and FAX (412) 281 - 2792

Mr. Gregory R. Conley
Chief Financial Officer
HFF, Inc.
One Oxford Centre
301 Grant Street, Suite 600
Pittsburgh, Pennsylvania 15219

> **Re:** **HFF, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/13/2009**
> **Form 10-Qs for the period ended 3/31/2009 and 6/30/2009**
> **Filed on 5/8/2009 and 8/7/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on 4/30/2009**
> **File No. 001-33280**

Dear Mr. Gregory R. Conley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Yolanda Crittendon
Staff Accountant